                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d-101)
          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)



                         Brunswick Technologies, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, par value $0.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  117394 10 6
--------------------------------------------------------------------------------
                                (CUSIP Number)

                             John R. Mesher, Esq.
                            CertainTeed Corporation
                            750 E. Swedesford Road
                       Valley Forge, Pennsylvania 19482
                                (610) 341-7108

                     ------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                April 14, 2000
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 117394 10 6                                   Page 2 of 8 Pages
--------------------------                              ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Compagnie de Saint-Gobain
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                     [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      France
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            713,746

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             713,746

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      713,746

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO, HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                              ------------------------
CUSIP No. 117394 10 6                                   Page 3 of 8 Pages
--------------------------                              ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CertainTeed Corporation
      IRS No. 23-2510893
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                     [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            713,746

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             713,746

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      713,746

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                              ------------------------
CUSIP No. 117394 10 6                                   Page 4 of 8 Pages
--------------------------                              ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vetrotex CertainTeed Corporation
      IRS No.  23-2644476
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                     [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            713,746

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             713,746

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      713,746

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                       Page 5 of 8 Pages

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.0001 per share ("Common Stock") of Brunswick Technologies, Inc., a Maine corporation ("BTI"). The address of the principal executive offices of BTI is 43 Bibber Parkway, Brunswick, Maine 04011.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a), (b), (c) and (f). This Statement is filed on behalf of: (i) Compagnie de Saint-Gobain, a French corporation ("Saint-Gobain"), the principal business address of which is Les Miroirs, 18, avenue d'Alsace, 92400 Courbevoie, France (Postal Address Les Miroirs, 92096 La Defense Cedex (France)); (ii) CertainTeed Corporation, a Delaware corporation and an indirect, wholly owned subsidiary of Saint-Gobain ("CertainTeed"), the principal business address of which is 750 East Swedesford Road, Valley Forge, Pennsylvania 19482; and (iii) Vetrotex CertainTeed Corporation, a Delaware corporation and a wholly owned subsidiary of CertainTeed ("Vetrotex"), the principal business address of which is 4515 Allendale Road, Wichita Falls, Texas 76310. Saint-Gobain, CertainTeed and Vetrotex are hereinafter collectively referred to as the "Reporting Persons."

          Saint-Gobain is a publicly-owned holding company whose shares are listed for trading on the monthly settlement market of the Paris Stock Exchange and on the principal European stock exchanges. Its principal business is holding interests in other companies. Saint-Gobain has worldwide interests in businesses involving the manufacture of flat glass, insulation and reinforcements, pipe, glass containers, industrial ceramics and abrasives, and the manufacture and distribution of building materials.

          The principal business of CertainTeed is the manufacture of roofing; vinyl and fiber cement siding; vinyl windows; vinyl fencing, deck and railing; ventilation products; piping products; fiber glass insulation; and fiber glass products for reinforcing plastics and other materials. The principal business of Vetrotex is the manufacture of fiber glass reinforcement products.

          The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Persons is set forth in Schedule I hereto and incorporated herein by reference.

          (d) and (e). During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule I hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                       Page 6 of 8 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As earlier reported, Vetrotex purchased certain shares of BTI Preferred Stock and certain shares of BTI Common Stock in August 1993. The funds used to purchase these shares came from the working capital of Vetrotex.

          On February 4, 1997, in connection with BTI's initial public offering, the Common Stock was split 33 for 1, the Preferred Shares held by Vetrotex were converted into Common Stock, and BTI issued additional shares of Common Stock to Vetrotex in payment of accrued dividends on the Preferred Stock. These transactions resulted in Vetrotex holding an aggregate of 713,746 shares of Common Stock as of February 4, 1997.


ITEM 4.   PURPOSE OF TRANSACTION.

          Vetrotex originally purchased the Common Stock and Preferred Stock in 1993 from BTI and certain of its shareholders for investment purposes. Since then, none of the Reporting Persons have purchased additional shares nor sold any shares. However, the Reporting Persons have recently learned that an executive officer of CertainTeed purchased 2,000 shares of BTI Common Stock for investment in October, 1999, as to which shares the Reporting Persons disclaim beneficial ownership and voting rights.

          For a period of time, Vetrotex was BTI's principal fiber glass supplier and BTI was also developing products and processes to take advantage of new products developed by Vetrotex and its affiliates. Currently, BTI purchases only approximately one-third of its fiber glass needs from Vetrotex, and there are no ongoing co-development efforts.

          An officer of Vetrotex, David E. Sharpe, who has served as a director of BTI since its initial public offering in early 1997, advised BTI on March 14, 2000 that he did not intend to stand for re-election at the next annual meeting of shareholders. No nominee to replace Mr. Sharpe was suggested to BTI by the Reporting Persons, nor do they have a contractual right to do so. Nevertheless, the Reporting Persons reserve the right to consider all options with respect to Board of Directors representation consistent with Vetrotex's current or future share ownership.

          (a-j). During the past several weeks, the Reporting Persons have internally evaluated a number of the possible alternatives described in subparagraphs (a) through (j) as they relate to the future relationship of Vetrotex and BTI. The internal evaluation included whether the Reporting Persons should acquire BTI in a negotiated transaction, or alternatively, liquidate some or all of the BTI shares currently owned by Vetrotex, perhaps in a negotiated sale. More recently these considerations were expanded to include several meetings with representatives of BTI, but no definitive contracts, arrangements or understandings have been reached with BTI in connection therewith. At the conclusion of a meeting between representatives of the Reporting Persons and BTI on April 10, 2000, the representatives of the Reporting Persons made an offer to purchase all shares of BTI in a negotiated transaction. On several occasions beginning on April 12, 2000, representatives of BTI have responded that its Board of Directors is considering the proposal, but is not ready to enter into negotiations for a transaction at this time because they lack complete information needed to evaluate the offer. If the BTI Board of Directors is unable to enter into meaningful discussions of a negotiated transaction soon, then the Reporting Persons will consider a number of possible alternatives, including taking their proposal directly to the shareholders of BTI.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b). Vetrotex beneficially owns 713,746 shares of Common Stock (or approximately 13.6% of the shares that are deemed to be outstanding under the Rules of the Securities and Exchange Commission). Vetrotex owns outright and has sole voting and dispositive power with respect to the shares of Common Stock it beneficially owns. An executive officer of CertainTeed also owns 2,000 shares of Common Stock, which he purchased for investment in October, 1999. Vetrotex, CertainTeed and Saint-Gobain expressly disclaim beneficial ownership and voting power over such shares.

                                                       Page 7 of 8 Pages

          CertainTeed directly owns Vetrotex and, as the sole shareholder of Vetrotex, could be considered a beneficial owner of the 713,746 shares of Common Stock owned of record by Vetrotex (or approximately 13.6% of the shares that are deemed to be outstanding under the Rules of the Securities and Exchange Commission). Saint-Gobain indirectly owns CertainTeed and also could be considered a beneficial owner of the 713,746 shares of Common Stock owned of record by Vetrotex (or approximately 13.6% of the shares that are deemed to be outstanding under the Rules of the Securities and Exchange Commission). CertainTeed and Saint-Gobain also have sole voting and dispositive power with respect to the shares of Common Stock of BTI which they could be considered to beneficially own through Vetrotex.

          (c). On February 4, 1997, BTI effected a 33:1 stock split which included the 2,142 shares of Common Stock originally acquired by Vetrotex in August 1993, and which following the split became 70,686 shares. On the same date, 580,800 shares of Common Stock were issued to Vetrotex pursuant to the conversion of its Preferred Stock and 62,260 additional shares of Common Stock were issued to Vetrotex in payment of accrued dividends on the Preferred Stock.

          (d). Not applicable.

          (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               See Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1. Agreement among Vetrotex, CertainTeed and Saint-Gobain that this Statement is, and subsequent amendments will be, filed on behalf of each of them. (Filed on February 4, 1997 as Exhibit 3 to Form 13-D.)

                                                       Page 8 of 8 Pages

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: April 14, 2000              COMPAGNIE DE SAINT-GOBAIN


                                   By: /s/ Gianpaolo Caccini
                                       ---------------------
                                   Name:  Gianpaolo Caccini
                                   Title: Senior Vice President



                                   CERTAINTEED CORPORATION


                                   By: /s/ George B. Amoss
                                       ---------------------
                                   Name:  George B. Amoss
                                   Title: Vice President - Finance



                                   VETROTEX CERTAINTEED CORPORATION


                                   By: /s/ George B. Amoss
                                       ----------------------------
                                   Name:  George B. Amoss
                                   Title: Vice President

                                  Schedule I

                      Directors and Executive Officers of
                           Compagnie de Saint-Gobain
                           -------------------------


All directors and executive officers listed below are citizens of France, except for Mr. Breuer, who is a citizen of Germany, Mr. Leal Maldonado, who is a citizen of Spain, Mr. Neeteson, who is a citizen of The Netherlands, Mr. Dachowski, who is a citizen of the United Kingdom, and Messrs. Caccini and Caliari, who are citizens of Italy.

                                                                     Principal Occupation
Name/Title                       Business Address                       or Employment
----------                       ----------------                    --------------------
Jean-Louis Beffa                 Compagnie de Saint-Gobain           Chairman and Chief Executive
Chairman and Chief               Les Miroirs                         Officer of Compagnie de
Executive Officer                92096 La Defense Cedex              Saint-Gobain
                                 France

Isabelle Bouillot                Caisse des Depots et Consignations  Vice President of Caisse
Director                         57, rue de Lille                    des Depots et Consignations
                                 75007 Paris
                                 France

Dr. Rolf E. Breuer               Deutsche Bank AG                    Chairman of the
Director                         Taunusanlage 12                     Management Board of
                                 60262 Frankfurt                     Deutsche Bank AG
                                 Germany

Bernard Esambert                 Group Bollore                       Vice-Chairman of the Bollore
Director                         Tour Delmas                         Group
                                 31-32 quai De Dion-Bouton
                                 92811 Puteaux
                                 France

Pierre Faurre                    SAGEM                               Chairman and Chief
Director                         6, avenue d'Iena                    Executive Officer of SAGEM
                                 75783 Paris Cedex 16
                                 France

Eric d'Hautefeuille              Compagnie de Saint-Gobain           Chief Operating Officer of
Director                         Les Miroirs                         Compagnie de Saint-Gobain
                                 92096 La Defense Cedex
                                 France

                                                                     Principal Occupation
Name/Title                       Business Address                       or Employment
----------                       ----------------                    --------------------
Jose-Luis Leal Maldonado         Centro Velasquez, 64, 6(degrees)    Chairman of the Spanish
Director                         E-28001 Madrid                      Banking Association
                                 Spain

Jacques-Louis Lions              College de France                   Professor at the College de
Director                         3, rue d'Ulm                        France (Paris)
                                 75005 Paris
                                 France

Jean-Maurice Malot               Saint-Gobain Vitrage                Manager of the French Southern
Director                         Les Miroirs                         and Western subsidiaries of the
                                 92096 La Defense Cedex              Flat Glass Division of
                                 France                              Compagnie de Saint-Gobain

Jean-Marie Messier               Vivendi Group                       Chairman and Chief Executive
Director                         42, avenue de Friedland             Officer of Vivendi and
                                 75008 Paris                         of Cegetel
                                 France

Gerard Mestrallet                Suez/Lyonnaise des Eaux             Chairman of the Management
Director                         1, rue d'Astorg                     Board of Suez/Lyonnaise des
                                 75008 Paris                         Eaux
                                 France

Michel Pebereau                  Banque Nationale de Paris           Chairman and Chief Executive
Director                         16, boulevard des Italiens          Officer of Banque Nationale
                                 75009 Paris                         de Paris
                                 France

Bruno Roger                      Lazard Freres & Cie.                Managing Partner of Lazard
Director                         121, boulevard Haussmann            Freres & Cie.
                                 75008 Paris
                                 France

Gianpaolo Caccini                Saint-Gobain Corporation            Senior Vice President of
Senior Vice President            750 E. Swedesford Road              Compagnie de Saint-Gobain;
                                 Valley Forge, PA 19482              President of the Abrasives
                                                                     Division of Compagnie de
                                                                     Saint-Gobain; Vice Chairman,
                                                                     President and Chief Executive
                                                                     Officer of Saint-Gobain
                                                                     Corporation; General
                                                                     Delegate of Compagnie de
                                                                     Saint-Gobain for the United
                                                                     States and Canada

                                                                     Principal Occupation
Name/Title                       Business Address                       or Employment
----------                       ----------------                    --------------------
Emile Francois                   Poliet                              Senior Vice President of
Senior Vice President            Les Miroirs                         Compagnie de Saint-Gobain;
                                 92096 La Defense Cedex              President of the Specialized
                                 France                              Distribution Division of
                                                                     Compagnie de Saint-Gobain;
                                                                     Chairman and Chief Executive
                                                                     Officer of Poliet and Lapeyre

Jean-Francois Phelizon           Compagnie de Saint-Gobain           Senior Vice President and
Senior Vice President and        Les Miroirs                         Finance Director of
Finance Director                 92096 La Defense Cedex              Compagnie de Saint-Gobain
                                 France

Claude Picot                     Saint-Gobain Emballage              Senior Vice President of
Senior Vice President            Les Miroirs                         Compagnie de Saint-Gobain;
                                 92096 La Defense Cedex              President of the Containers
                                 France                              Division of Compagnie de
                                                                     Saint-Gobain

Bernard Field                    Compagnie de Saint-Gobain           Corporate Secretary of
Corporate Secretary              Les Miroirs                         Compagnie de Saint-Gobain
                                 92096 La Defense Cedex
                                 France

Herve Gastinel                   Compagnie de Saint-Gobain           Vice President, Corporate
Vice President, Corporate        Les Miroirs                         Planning of Compagnie de
Planning                         92096 La Defense Cedex              Saint-Gobain
                                 France

Jean-Paul Gelly                  Compagnie de Saint-Gobain           Vice President, Human
Vice President, Human            Les Miroirs                         Resources of Compagnie de
Resources                        92096 La Defense Cedex              Saint-Gobain
                                 France

Jean-Claude Lehmann              Compagnie de Saint-Gobain           Vice President, Research of
Vice President, Research         Les Miroirs                         Compagnie de Saint-Gobain
                                 92096 La Defense Cedex
                                 France

Robert Pistre                    Compagnie de Saint-Gobain           Advisor to the Chairman of
Advisor to the Chairman          Les Miroirs                         Compagnie de Saint-Gobain
                                 92096 La Defense Cedex
                                 France

                                                                     Principal Occupation
Name/Title                       Business Address                       or Employment
----------                       ----------------                    --------------------
Reinier-Paul Neeteson            Compagnie de Saint-Gobain           Vice President, International
Vice President, International    Les Miroirs                         Development of Compagnie de
Development                      92096 La Defense Cedex              Saint-Gobain
                                 France

Jacques Aschenbroich             Compagnie de Saint-Gobain           President of the Flat Glass
President of the Flat Glass      Les Miroirs                         Division of Compagnie de
Division                         92096 La Defense Cedex              Saint-Gobain
                                 France

Roberto Caliari                  Compagnie de Saint-Gobain           President of the Reinforcements
President of the                 Les Miroirs                         Division of Compagnie de
Reinforcements Division          92096 La Defense Cedex              Saint-Gobain
                                 France

Pierre-Andre de Chalendar        Compagnie de Saint-Gobain           Division Executive Vice
Division Executive Vice          General Delegation for              President for the Building
President for the Building       United Kingdom and Ireland          Distribution Division of
Distribution Division for the    1 Thames Park                       Compagnie de Saint-Gobain for
United Kingdom and United        Lester Way - Wallingford            the United Kingdom and United
States                           Oxfordshire OX 10 9TA               States; General Delegate of
                                 United Kingdom                      Compagnie de Saint-Gobain for
                                                                     the United Kingdom and Ireland

Gilles Colas                     Compagnie de Saint-Gobain           President of the Building
President of the Building        Les Miroirs                         Materials Division of
Materials Division               92096 La Defense Cedex              Compagnie de Saint-Gobain
                                 France

Philippe Crouzet                 Compagnie de Saint-Gobain           President of the Industrial
President of the Industrial      Les Miroirs                         Ceramics Division of
Ceramics Division                92096 La Defense Cedex              Compagnie de Saint-Gobain
                                 France

Peter R. Dachowski               Compagnie de Saint-Gobain           President of the Insulation
President of the Insulation      Les Miroirs                         Division of Compagnie de
Division                         92096 La Defense Cedex              Saint-Gobain
                                 France

Christian Streiff                Pont-a-Mousson SA                   President of the Pipe
President of the Pipe            91 avenue de la Liberation          Division of Compagnie de
Division                         54000 Nancy                         Saint-Gobain
                                 France

                      Directors and Executive Officers of
                            CertainTeed Corporation
                            -----------------------

All directors and executive officers listed below are citizens of the United States, except for Mr. Dachowski, who is a citizen of the United Kingdom, Mr. Dalle, who is a citizen of France, and Mr. Caccini, who is a citizen of Italy.

                                                            Principal Occupation
Name/Title                       Business Address               or Employment
----------                       ----------------           --------------------
Gianpaolo Caccini                Saint-Gobain Corporation   Senior Vice President of
Chairman, President and          750 E. Swedesford Road     Compagnie de Saint-Gobain;
Chief Executive Officer;         Valley Forge, PA 19482     President of the Abrasives
Director                                                    Division of Compagnie de
                                                            Saint-Gobain; Vice Chairman,
                                                            President and Chief Executive
                                                            Officer of Saint-Gobain
                                                            Corporation; General
                                                            Delegate of Compagnie de
                                                            Saint-Gobain for the United
                                                            States and Canada

George B. Amoss                  Saint-Gobain Corporation   Vice President - Finance of
Vice President - Finance;        750 E. Swedesford Road     Saint-Gobain Corporation
Director                         Valley Forge, PA 19482

Peter R. Dachowski               Compagnie de Saint-Gobain  Vice President of the Insulation
Executive Vice President,        Les Miroirs                Division of Compagnie de
Insulation                       92096 La Defense Cedex     Saint-Gobain; Executive Vice
                                 France                     President of CertainTeed
                                                            Corporation

Bradford C. Mattson              Saint-Gobain Corporation   Executive Vice President,
Executive Vice President,        750 E. Swedesford Road     Exterior Building Products
Exterior Building                Valley Forge, PA 19482     of CertainTeed Corporation;
Products                                                    Vice President of Saint-Gobain
                                                            Corporation

Lloyd C. Ambler                  CertainTeed Corporation    President, Pipe & Plastics
Vice President                   750 E. Swedesford Road     Group of CertainTeed
                                 Valley Forge, PA 19482     Corporation

Dennis J. Baker                  Saint-Gobain Corporation   Vice President of
Vice President                   750 E. Swedesford Road     Saint-Gobain Corporation
                                 Valley Forge, PA 19482

                                                            Principal Occupation
Name/Title                       Business Address               or Employment
----------                       ----------------           --------------------
Bruce H. Cowgill                 CertainTeed Corporation    President, Insulation Group
Vice President                   750 E. Swedesford Road     of CertainTeed Corporation
                                 Valley Forge, PA 19482

Jean-Paul Dalle                  Vetrotex CertainTeed       President and Chief
Vice President                   Corporation                Operating Officer of
                                 4515 Allendale Road        Vetrotex CertainTeed
                                 Wichita Falls, TX 76310    Corporation

F. Lee Faust                     Saint-Gobain Corporation   Vice President of
Vice President                   750 E. Swedesford Road     Saint-Gobain Corporation
                                 Valley Forge, PA 19482

Robert W. Fenton                 Saint-Gobain Corporation   Vice President and Controller
Vice President and Controller    750 E. Swedesford Road     of Saint-Gobain Corporation
                                 Valley Forge, PA 19482

James F. Harkins, Jr.            Saint-Gobain Corporation   Vice President and Treasurer of
Vice President and               750 E. Swedesford Road     Saint-Gobain Corporation
Treasurer                        Valley Forge, PA 19482

James E. Hilyard                 CertainTeed Corporation    President, Roofing Products
Vice President                   750 E. Swedesford Road     Group of CertainTeed
                                 Valley Forge, PA 19482     Corporation

John R. Mesher                   Saint-Gobain Corporation   Vice President, General Counsel
Vice President, General          750 E. Swedesford Road     and Secretary of Saint-Gobain
Counsel and Secretary            Valley Forge, PA 19482     Corporation

Mark J. Scott                    CertainTeed Corporation    Vice President of CertainTeed
Vice President                   750 E. Swedesford Road     Corporation
                                 Valley Forge, PA 19482

John J. Sweeney, III             Saint-Gobain Corporation   Vice President of
Vice President                   750 E. Swedesford Road     Saint-Gobain Corporation
                                 Valley Forge, PA 19482

Dorothy C. Wackerman             Saint-Gobain Corporation   Vice President of Saint-Gobain
Vice President                   750 E. Swedesford Road     Corporation
                                 Valley Forge, PA 19482

Michael J. Walsh                 Compagnie de Saint-Gobain  Director, Risk and
Vice President                   Les Miroirs                Insurance of Compagnie
                                 92096 La Defense Cedex     de Saint-Gobain; Vice President
                                 France                     of Saint-Gobain Corporation

                      Directors and Executive Officers of
                       Vetrotex CertainTeed Corporation
                       --------------------------------

All directors and executive officers listed below are citizens of the United States, except for Messrs. Caccini and Caliari, who are citizens of Italy, and Mr. Dalle, who is a citizen of France.

                                                              Principal Occupation
Name/Title                  Business Address                      or Employment
----------                  ----------------                  --------------------
Gianpaolo Caccini           Saint-Gobain Corporation          Senior Vice President of
Director                    750 E. Swedesford Road            Compagnie de Saint-Gobain;
                            Valley Forge, PA 19482            President of the Abrasives
                                                              Division of Compagnie de
                                                              Saint-Gobain; Vice Chairman,
                                                              President and Chief Executive
                                                              Officer of Saint-Gobain
                                                              Corporation; General
                                                              Delegate of Compagnie de
                                                              Saint-Gobain for the United
                                                              States and Canada

Roberto Caliari             Compagnie de Saint-Gobain         President of the Reinforcements
Chairman and Chief          Les Miroirs                       Branch of Compagnie de
Executive Officer;          92096 La Defense Cedex            Saint-Gobain
Director                    France

Jean-Paul Dalle             Vetrotex CertainTeed Corporation  President and Chief
President & Chief           4515 Allendale Road               Operating Officer of
Operating Officer;          Wichita Falls, TX 76310           Vetrotex CertainTeed
Director                                                      Corporation

George B. Amoss             Saint-Gobain Corporation          Vice President - Finance of
Vice President              750 E. Swedesford Road            Saint-Gobain Corporation
                            Valley Forge, PA 19482

F. Lee Faust                Saint-Gobain Corporation          Vice President of
Vice President              750 E. Swedesford Road            Saint-Gobain Corporation
                            Valley Forge, PA 19482

James F. Harkins, Jr.       Saint-Gobain Corporation          Vice President and
Vice President and          750 E. Swedesford Road            Treasurer of
Treasurer                   Valley Forge, PA 19482            Saint-Gobain Corporation

Fred G. Krautz              Vetrotex CertainTeed Corporation  Vice President, Research and
Vice President,             4515 Allendale Road               Development of Vetrotex
Research and Development    Wichita Falls, TX 76310           CertainTeed Corporation

                                                              Principal Occupation
Name/Title                  Business Address                     or Employment
----------                  ----------------                  --------------------
John R. Mesher              Saint-Gobain Corporation          Vice President, General Counsel
Vice President and          750 E. Swedesford Road            and Secretary of Saint-Gobain
Secretary                   Valley Forge, PA 19482            Corporation

D. Ronald Lane              Vetrotex CertainTeed Corporation  Vice President, Manufacturing
Vice President,             4515 Allendale Road               of Vetrotex CertainTeed
Manufacturing               Wichita Falls, TX 76310           Corporation

Bruce B. Parker             Vetrotex CertainTeed Corporation  Vice President, Finance of
Vice President,             4515 Allendale Road               Vetrotex CertainTeed
Finance                     Wichita Falls, TX 76310           Corporation

David E. Sharpe             Vetrotex CertainTeed Corporation  Vice President, Sales and
Vice President,             750 E. Swedesford Road            Marketing of Vetrotex
Sales and Marketing         Valley Forge, PA 19482            CertainTeed Corporation